LaSalle Brands Corporation

a Nevada Corporation
7702 E. Doubletree Ranch Rd. Suite 300
Scottsdale, AZ 85258
Tel. 480-656-5376; Fax 480-367-3195

December 18, 2007

TELEFACSIMILE TRANSMITTAL

John Cash
Accounting Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

        Re: *Lasalle Brands Corporation*
                 Form 10-KSB for Fiscal Year Ended December 31, 2006
                 Form 10-QSB for the Period Ending September 30, 2007
                 File No. 0-21753

Dear Mr. Cash:

This letter responds to your letter of December 4, 2007 (the "Letter"), where the staff of the Securities & Exchange Commission (the "Staff") raised a disclosure issue regarding the Company's obligations under, and compliance with, certain provisions of the Securities Exchange Act of 1934.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

We understand your concerns regarding the shares issued upon signing as part of the purchase agreement between the Company and LaSalle Brands, Inc. The Company is in the process of acquiring the said shares from LaSalle Brands, Inc. and is consulting with counsel on whether it would be best to place the shares into an escrow account until closing, or just returning them to treasury until closing. The Company intends to amend the 10-QSB for the period ending September 30, 2007 once it is determined what remedy would be best in regards to compliance. The Company appreciates any guidance the Staff can provide to ensure compliance in this matter.

FORM 8-K

The Company concurs that the acquisition of LaSalle Brands, Inc. is a reverse merger and considers it as such. Since the signing of the purchase agreement the Company has been diligent to complete a historical audit of LaSalle Brands, Inc. as required by Item 9.01 of Form 8-K and Item 310 (c) of Regulation S-B and understands that the filing is past due.

On December 4, 2007 the Company, and its advisors, had a phone conference with the Company's auditors and accounting staff working to prepare the audited financial statements as required. As per that conversation it was determined that it would be impossible to properly audit the historical inventory of LaSalle Brands, Inc. as required by Item 9.01 of Form 8-K and Item 310 (c) of Regulation S-B. The Company is currently reviewing its options, including a complete rescission of the purchase agreement between the Company and LaSalle Brands, Inc. Once again the Company appreciates any guidance the Staff can provide to ensure compliance in this matter.

Acknowledgments. The Company acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Commission.

- Staff comments or changes to disclosures in response to Staff comments in any filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to those filings; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that this letter responds as fully as practicable to comments received from the Staff, and the Company is moving forward to correct all deficient Company filings. If you have additional comments, please respond directly to the writer at (480) 905-5550.

Respectfully submitted,

LASALLE BRANDS CORPORATION



Scott Campbell
Chief Executive Officer

cc: Bret Johnson
Jeanne Baker
Mark Weber